UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 3, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno 1 TIM S.A. – Investor Relations Results Presentation Classificado como Uso Interno 2 TIM S.A. – Investor Relations Results Presentation DISCLAIMER This presentation contains declarations that constitute forward -looking statements regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities. Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward -looking statements , which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward -looking statements, those do not represent necessarily a formal guidance. Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes. (1) Operating Costs normalized due to expenses related to legal advisory services associated with the settlement of the dispute with the former financial services partner (+R $ 1.1 million in 2Q25 and +R $ 19.0 million in 1Q25). (2) EBITDA normalized according to the items described in the 'Costs’ item (+R $ 1.1 million in 2Q25 and +R $ 19.0 million in 1Q25). (3) Net Income normalized based on the items described in the 'Costs’ item and due to non -recurring effects in Income Tax and Social Contribution (-R$ 387 thousand in 2Q25 and -R$ 6.5 million in 1Q25). Classificado como Uso Interno 3 TIM S.A. – Investor Relations Results Presentation Highlights + 5.2% YoY in Service Revenue, in 9M25 The Most Diverse TelCo Top 10 in the FTSE Russell Diversity & Inclusion Index 2025 2025 Overview : sustainable growth with robust cash conversion machine + 6.7% YoY in EBITDA¹ with 50.3% margin (+1.0 p.p. YoY), in 9M25 16.2% of Capex on Revenues (-0.7 p.p. YoY), in 9M25 R$ 1.8 Bln announced as IoC and R$ 369 Mln in shares repurchased B2B Mining New partnership with Vale (1) Normalized for the effects detailed in slide 2. Operating Cash Flow (“OpCF ") represents EBITDA -AL minus Capex ; R$ 4.5 Bln OpCF², with double - digit expansion, in 9M25 R$ 3.0 Bln in Net Income¹ (+42.2% YoY), in 9M25 Classificado como Uso Interno 4 TIM S.A. – Investor Relations Results Presentation (Net Service Revenue in R$ Mln; %YoY) NET SERVICE REVENUE AT A SOLID PACE Mobile segment fuels continuedgrowth in service revenue Revenues POSTPAID-DRIVEN MOBILE SERVICE EXPANSION CONTINUES TO SUPPORTSERVICE REVENUE GROWTH MOBILE ARPU 5,898 6,203 333 331 6,232 6,534 3Q24 3Q25 Mobile Fixed 4.8% 5.2% TIM ULTRAFIBRA: OPERATIONAL IMPROVEMENTS ARE STARTING TO SHOW RESULTS BROADBAND ARPU FTTH R$94.1 in 3Q25 Stable ARPU driving revenue dynamics POSTPAID ARPU (Ex-M2M) Net Service Revenues increased 5.2% YoY in 9M25 CLIENT BASE +3.7% in 3Q25 YoY 8 months of positive net adds in client base Postpaid migrations are driving blended ARPU R$ 33.1 +4.6% YoY in 3Q25 Mobile Service Revenues grew 5.6% YoY in 9M25 +4.3% YoY in 3Q25 R$ 55.5 More for more strategy helping ARPU evolution Classificado como Uso Interno 5 TIM S.A. – Investor Relations Results Presentation 1,466 1,335 3,810 4,227 3Q24 3Q25 -8.9% 10.9% (Mobile Revenues in R$ Mln, % YoY) POSTPAID CONTINUES TO LEAD WITH ROBUST QUARTERLY PERFORMANCE Mobile: Core trends Postpaid (Ex-M2M) Net Adds in 3Q25 +414k Prepaidto Postpaid MigrationYoYgrowth in 3Q25 +11.4% THE POSTPAID DYNAMICS CONTINUE ON A POSITIVE TREND, SUPPORTED BY EFFICIENT CUSTOMER BASE MANAGEMENT Postpaid (Ex-M2M) Churn in 3Q25 0.8% BLACK FRIDAY …WHILE PREPAID DEMONSTRATES FIRST SIGNS OF STABILIZATION Exclusive Offers: Postpaid: iPhone 16e and PS5 Control: Accessories More for more also applied in below the line postpaid offers, optimizing cost-benefit equation Postpaid sustains its positivemomentum, with gains incustomer metrics, boostingrevenue growth Prepaid Postpaid Classificado como Uso Interno 6 TIM S.A. – Investor Relations Results Presentation Reinforcing network coverage leadership … 27 209 607 1,000 4Q22 4Q23 4Q24 Oct'25 (# Cities with 5G) Network swap (% of sites completed vs planned) vs. 1stpeer in ECQ index +12p.p. Mobile: Best Network BRAZIL SÃO PAULO … while São Paulo sets the pace for next-generation connectivity 25% KEY MILESTONE TO MAINTAIN COVERAGE LEADERSHIP 100% completed in November 1st Ranked by multiple providers of churn reduction due to network reasons Churn improvement Network quality excellence Leader in download speed in Brazil 1st 5% 11% 19% 29% 40% 48% 60% 70% 81% 86% 100% NETWORK MODERNIZATION SUCCESSFULLY IMPLEMENTED HELPS CUSTOMER BASE MANAGEMENT Classificado como Uso Interno 7 TIM S.A. – Investor Relations Results Presentation Best Service: Providing excellent service and meeting our customers' needs to establish ourselves as the preferred Telco REVAMPED SERVICE APP IS HELPING TO IMPROVE CUSTOMER MEU TIM APP EXPERIENCE AND SELLING JOURNEY (1) Measured in a 30-days period in September 2025; (2) NPS driven by digital service . 96.4% of customers who accessed the app have their needs resolved on the first contact 1.9% of customers who access the app require human contact +4.9p.p. Digital Service² NPS (YoY in 9M25) Mobile : Best Service 17.7Mln monthly unique users¹ > 33.4% Penetration of unique users on the app¹ 53% of e -commerce share¹ Capturing +15% Growth in recharges revenues through APP¹ YoY Free Google Pay Technology Logo Social Media Logo Icon Integration with Apple Pay and Google Pay allow direct and secure recharges for prepaid customers, using biometrics… … simplifying the customer journey and encouraging recurring recharges First to integrate App and mobile wallets Pure Postpaid Prepaid +11.6p.p. Classificado como Uso Interno 8 TIM S.A. – Investor Relations Results Presentation TIM Mais –More benefits, more advantages, more experiences, and convenience for our customers 120k Tickets 2Mln Monthly Active Users¹ Revamped loyalty program with sweepstakes, discounts, gift cards, and experiences for TIM postpaid and control customers >20k Uber gift cards redeemed as rewards 86 of NPS Mobile Ads monetization showing positive momentum The positive trend in MobileAds and Data monetization reflects successful efforts to boost digital engagement and grow beyond connectivity revenues Targeted advertising for large brands using TIM’s own and third-party inventory Combining proprietary ad inventory with Google and Meta services +10.4% Growth in Mobile Ads Revenues +1,000 Campaigns in 9M25 +270 Advertisers in 9M25 +50Mln Queries for credit scoring and anti-fraud products +2x Monthly average campaigns vs 9M24 3Q25 Mobile: Customer Base Management and Monetization (1) MAU (Monthly Active Users) represents the number of unique users who interact with the app at least once during a month. The App was launched in February 2025. Classificado como Uso Interno 9 TIM S.A. – Investor Relations Results Presentation Connectivity as a key enabler of automation and environmental impacts reduction for the mining industry B2B IOT UPDATES ~23.5 Mln Total hectares covered with 4G (+29.3% YoY) >397k Smart light spots sold (+51% YoY) R$435 Mln in contracted revenue since 1Q24 TIM SMART MINING : PROVIDING 5G CONNECTIVITY, IOT AND AI SOLUTIONS B2B: Mining Vertical 9 TIM S.A. –Investor Relations Results Presentation New agreement to implement 5G technology in Vale’s operations in Brazil Increase operational and worker safety Safety Efficiency Monitoring Quality Mines that address process inefficiencies can reduce their CO2emissions Reduce loss on extracted ore during processing Increase communication in mines which are often located in geological remote areas Identify vulnerabilities before they become flaws Higher monitoring can ensure a better quality of mining process clients on TIM’s mining portfolio 8 7,622 Km covered in highways (+62.2% YoY) among others… Delivering enhancements in several key areas Our clients portfolio Vale as our anchor client o Focus on new Vale projects and operations that do not yet have full coverage from a private industrial network Classificado como Uso Interno 10 TIM S.A. – Investor Relations Results Presentation 494 492 365 387 1,009 961 1,101 1,211 214 190 3Q24 3Q25 (Normalized 2 Opex in R$ Mln; %YoY ) (Normalized² EBITDA in R$ Mln; %YoY) COST CONTROL MAINTAINED EXPENSES GROWTH WELL BELOW INFLATION¹ ROBUST EBITDA PERFORMANCE SUPPORTING MARGIN EXPANSION Discipline and efficiency measures led to another quarter of strong margin expansion G&A 50.4% +1.3 p.p. (1) LTM Inflation in September 2025 were 5.17%, Source : IBGE (here ), as of October 13th, 2025; (2) Normalized for the effects detailed in slide 2. In 9M25 EBITDA grew 6.7% YoY , with margin expanding 1.0 p.p. In 9M25 Opex grew 2.7% YoY while LTM inflation¹ 5.17% 1.8% 3,236 3,469 3Q24 3Q25 7.2% 3,183 3,242 -4.8% +10.1% -11.2% +6.0% -0.4% Normalized² EBITDA Margin Network & Itx Selling & Marketing Personnel Others Digitalization supporting Opex Control +1.4p.p . YoY of interactions through automatic channels +20% YoY Growth in e -commerce sales +11p.p . YoY of PIX penetration in digital payment 51.7% Classificado como Uso Interno 11 TIM S.A. – Investor Relations Results Presentation 2,504 2,712 3Q24 3Q25 8.3% Solid high -single digit expa nsion in EBITDA -AL with strong margin growth, in line with our lease efficiency plan (1) Normalized for the effects detailed in slide 2. (Normalized ¹ EBITDA -AL in R$ Mln; %YoY) MARGIN GROWTH UNDERPINNED BY SOUND EBITDA -AL EXECUTION Normalized ¹ EBITDA -AL Margin 39.0% +1.4 p.p. 40 .4% In 9M25 EBITDA -AL grew 6.8% YoY , with margin expanding 0.8p.p. EVOLVING INICIATIVES TO KEEP LEASES ON TRACK Financials No impact in Capex guidance and limited impact on D&A Expected financial savings on lease costs front Minimum of 500 sites and up to 3,000 sites for a longer period OUR LEASES COST ON A STABLE LEVEL ACROSS THE YEAR 744 751 758 11.6% 11.4% 11.3% 500 550 600 650 700 750 800 850 900 950 1000 10,0% 10,2% 10,4% 10,6% 10,8% 11,0% 11,2% 11,4% 11,6% 11,8% 1Q25 2Q25 3Q25 4Q25 (Leases in R$ Mln; Leases as a % of Net Revenues, %) New contract with IHS Ran sharing agreement with Vivo Cade approves network -sharing agreement extension Classificado como Uso Interno 12 TIM S.A. – Investor Relations Results Presentation Financials (Net Income¹ in R$ Mln; % YoY ) ACHIEVING THE HIGHEST NET INCOME EVER, WITH ANOTHER ROBUST DOUBLE -DIGIT EXPANSION Robust execution drove record net income, solid cash generation, and higher shareholder returns STRONG SHAREHOLDERS REMUNERATION, SUSTAINED BY SOLID CASH GENERATION In 3Q25 Net Income grew 50.0% YoY (Announced IoC + Buyback, in R $ Mln) (1) Normalized for the effects detailed in slide 2. 800 1,790 369 800 2,159 9M24 9M25 2.7x Buyback IoC All set to meet the guidance : ~R$ 2.1 to 2.3Bln in IoC/Dividends to be proposed by management and confirmed by the board in the coming months 519 810 781 976 805 2,106 1,208 2,994 9M24 9M25 42.2% 3Q25 2Q25 1Q25 Classificado como Uso Interno 13 TIM S.A. – Investor Relations Results Presentation In 3Q25, EBITDA -AL¹ minus Capex achieved R$ 1.7 Bln , expanding 8.1% YoY Strong operational cash flow su pported a solid and resilient financial structure SOLID GROWTH IN OPCF, DRIVEN BY OUTSTANDING OPERATIONAL EXECUTION (EBITDA -AL¹ minus Capex in R$ Mln; %YoY ) (1) Normalized for the effects detailed in slide 2; (2) See Note 22 of the Financial Statements . Financials ENSURING LONG -TERM FINANCIAL HEALTH R$ 6.5 Bln in Cash, +50.7% YoY • TFF Total amount not paid is R$ 4.0 Bln since 2020² R$ 16,940 Mln Debt, +4.0% YoY R$ 3,675 Mln Debt -AL, -8.5% YoY R$ 10,441 Mln Net Debt, -12.9% YoY -R$ 2,853 Mln Net Debt -AL 0.79x of Leverage (Net Debt/ LTM EBITDA¹) -0.28x of Leverage -AL (Net Debt -AL/ LTM EBITDA -AL¹) Our focus on financial health supports our mission to deliver value to our shareholders and drive sustainable growth OPCF faced seasonal effects in Q3, due to the capex phasing strategy. A strong recovery is expected in Q4 to support the achievement of full -year guidance 3,987 4,457 9M24 9M25 11.8% Classificado como Uso Interno TIM S.A. – Investor Relations Results Presentation Closing remarks On track to achieve 2025 goals, and set the stage for 2026 Service Revenue EBITDA -AL¹ minus Capex EBITDA¹ Capex (R$) FY guidance (% of completion in 9M25) Closing the Year on the Right Track B2B Broadband Mobile Efficiency We expect to finish the year with ~120 active clients, of which more than 20 were signed with new strategic customers throughout 2025 TIM Ultrafibra is showing a solid operational recovery and is expected to keep this trend in coming quarters Postpaid to continue its solid trajectory, while prepaid is expected to maintain a sequentially stable pace We have consistently focused on efficiency initiatives, which will help to keep costs and leases under control 14 9M25 results are on the right path to deliver year’s promises Shareholders Remuneration (R$) Buyback program fully in place. +5.2% YoY in 9M25 +6.7% YoY in 9M25 3.2Bln in 9M25 1.8Bln already distributed in 9M25 +11.8 % YoY in 9M25 Cash Flow Strong momentum to continue with shareholder remuneration and reinvestment in the business (1) Normalized for the effects detailed in slide 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 3, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer